April 11, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christine Westbrook
Suzanne Hayes

RE:	Minerva Neurosciences, Inc.

Withdrawal of Post-Effective Amendment to Registration Statement on Form S-3 (File No. 333-203737)

Ladies and Gentlemen:

This withdrawal request is being sent by Minerva Neurosciences, Inc. (the “Registrant”) in response to the letter dated March 18, 2019 received from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Post-Effective Amendment to Registration Statement on Form S-3 (File No. 333-203737) (the “Registration Statement”).

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Commission consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement, together with all exhibits and amendments thereto. The Registration Statement was originally filed with the Commission on July 2, 2015. The Registrant is seeking withdrawal of the Registration Statement as it has determined not to proceed with an offering at this time. The Registration Statement has not been declared effective and the Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Minerva Neurosciences, Inc., 1601 Trapelo Road, Suite 286, Waltham, MA 02451, telephone number (617) 600-7373, with a copy to the Registrant’s counsel, Cooley LLP, Attn: Marc Recht, 500 Boylston Street, Boston, MA 02116, facsimile number (617) 937-2400.

If you have any questions with respect to this matter, please contact Marc Recht of Cooley LLP at (617) 937- 2316.

Sincerely,

Minerva Neurosciences, Inc.

/s/ Remy Luthringer

Remy Luthringer

Chief Executive Officer

cc:	Marc Recht, Cooley LLP

Ryan Sansom, Cooley LLP

Devin Smith, Minerva Neurosciences